Exhibit 23.1

ACCOUNTANTS' CONSENT

The Board of Directors

Bankrate, Inc.:

We consent to incorporation by reference in the registration statement (No.33-87955) on Form S-8 of Bankrate, Inc. of our reports dated March 11, 2005, relating to the balance sheets of Bankrate, Inc. as of December 31, 2004 and 2003, and the related statements of operations, stockholders' equity and cash flows for each of the years in the three-year period ended December 31, 2004, and management’s assessment of the effectiveness of internal control over financial reporting, and the effectiveness of internal control over financial reporting  as of December 31, 2004, which reports appear in the December 31, 2004 annual report on Form 10-K of Bankrate, Inc.

/s/ KPMG LLP

Fort Lauderdale, Florida

March 16, 2005